October 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Gabor

Ms. Abby Adams

Re: IR-Med, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 26, 2021

File No. 333-255894

Ladies and Gentlemen:

On behalf of IR-Med, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “Amendment No.2”) and this letter in response to the comment of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated September 9, 2021. The response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 26, 2021

Risks Related to the Ownership of our Common Stock, Page 32

1.	We note your response to prior comment 8. Please revise Article XI to clearly state that the forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act, consistent with your disclosure on page 38. Alternately, please provide reasonable assurance that you will make future investors aware of the provision’s limited applicability by including such disclosure in your future Exchange Act reports.

RESPONSE: The Company has revised Article XI of its Second Amendment and Restated Articles of Incorporation to specifically except from the forum provisions any actions arising under the Securities Act or the Exchange Act. At the end of Section 1 of Article XI, the following sentence was added: “This exclusive forum provision shall not be applicable to any action brought under the Securities Act of 1933, as amended or The Securities Exchange Act of 1934, as amended.”

We have filed under cover of Amendment No. 2 a revised corrected Second Amended and Restated Articles of Incorporation with the revised Article XI.

We hope that the above responses address the Staff’s concerns. Please do not hesitate to contact us if we can further assist.

Sincerely,

/s/ Sharon Levkoviz
Sharon Levkoviz
Chief Financial Officer

Yahalom 20, Z.H.R Industrial Zone
PO Box 143, Rosh Pina, Israel 1210002	Confidential
Tel: (+972) 04-6555054 Fax: (+972) 04-6104976 www.ir-medical.com	Page 1 of 1